805 KING FARM BLVD.
ROCKVILLE, MD 20850

December 11, 2023

Via Electronic Filing

U.S. Securities and Exchange Commission
Division of Trading and Markets
Office of Market Supervision
100 F Street, N.E.
Washington, DC 20549

Re: Amendments to Form 1

Dear Sir or Madam:

Enclosed please find an amendment to Exhibit C of the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 reflecting amendments made to Exhibit C that is on file for The Nasdaq Stock Market LLC ("NASDAQ"), Nasdaq BX, Inc. ("BX"), Nasdaq GEMX, LLC ("GEMX"), Nasdaq ISE, LLC ("ISE"), Nasdaq PHLX, LLC ("Phlx"), Nasdaq MRX, LLC ("MRX"), (collectively, the "Exchanges").

For Exhibit C, each of the Exchanges is filing an amendment to reflect that Nasdaq, Inc. acquired Adenza, Inc. and subsidiaries.

If you have any questions, please do not hesitate to contact Jonathan Cayne, Principal Associate General Counsel at (301) 978-8493 or Jonathan.cayne@nasdaq.com.

Sincerely,

Jonathan F. Cayne

Jonathan Cayne
Principal Associate General Counsel

Enclosures

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed 12/11/2023	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Nasdaq, PHLX, LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   151 W. 42 Street, New York, NY
3. Provide the applicant's mailing address (if different): 23008244
   Office of General Counsel
   805 King Farm Blvd., Rockville, MD 20850
4. Provide the applicant's business telephone and facsimile number:
   301.978.8400 (Telephone) 301.978.8472 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Jonathan Cayne, Associate Vice President, Principal Associate General Counsel
   (Name) (Title) (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   John Zecca
   805 King Farm Blvd.
   Rockville, MD 20850
7. Provide the date applicant's fiscal year ends: December 31, 2023
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
   (a) Date (MM/DD/YY): 12/15/2005 (b) State/Country of formation: Delaware
   (c) Statute under which applicant was organized:

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The unders igned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents att ached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 12/11/2023 (MM/DD/YY) John A. Zecca for The Nasdaq Stock Market, LLC (Name of applicant)

By: [signature] Date: 2023.12.11 10:50:10 -05'00' (Signature) John A. Zecca, EVP and Chief Legal Officer (Printed Name and Title)

Subscribed and sworn before me this ______ day of ______________ (Month), __________ (Year) by ______________ (Notary Public)

My Commission expires ______________ County of ______________ S tate of ______________

Based upon relief from the Commision staff and difficulties arising from Covid-19, The Nasdaq Stock Market, LLC is is making this filing without notarization.

EXHIBIT C – Amendment of December 11, 2023

SUBSIDIARIES AND AFFILIATES OF NASDAQ, INC.*
As of December 7, 2023

U.S. SUBSIDIARIES and AFFILIATES:

1. Adenza Group, Inc.
2. Adenza Holdings, LLC
3. Adenza Intermediate I, LLC
4. Adenza Intermediate II, LLC
5. Adenza, Inc.
6. Boardvantage, Inc.
7. Boston Stock Exchange Clearing Corporation
8. Content Services, LLC
9. Curzon Street Acquisition, LLC
10. Directors Desk, LLC
11. Dorsey, Wright & Associates, LLC
12. eVestment Alliance, LLC
13. eVestment, Inc.
14. FINRA/Nasdaq Trade Reporting Facility LLC
15. FRAMLxchange Inc.
16. FTEN, Inc.
17. Granite Redux, Inc.
18. GraniteBlock, Inc.
19. International Securities Exchange Holdings, Inc.
20. Longitude LLC
21. Nasdaq BX, Inc.
22. Nasdaq Capital Markets Advisory LLC
23. Nasdaq Corporate Services, LLC
24. Nasdaq Corporate Solutions, LLC
25. Nasdaq Digital Asset Holdings, LLC
26. NASDAQ Energy Futures, LLC
27. Nasdaq Execution Services, LLC
28. Nasdaq Fund Secondaries, LLC
29. NASDAQ Futures, Inc.
30. Nasdaq GEMX, LLC
31. NASDAQ Global, Inc.
32. Nasdaq Governance Solutions, Inc.
33. Nasdaq Information, LLC
34. Nasdaq ISE, LLC
35. Nasdaq MRX, LLC
36. Nasdaq Private Market, LLC
37. Nasdaq PHLX LLC
38. Nasdaq SB Holdings, LLC
39. Nasdaq SPS, LLC
40. Nasdaq Technology Services, LLC
41. NFSTX, LLC
42. Norway Acquisition LLC
43. OneReport, Inc,
44. Operations & Compliance Network, LLC
45. QDilligence LLC
46. Solovis, Inc.
47. Stock Clearing Corporation of Philadelphia
48. Strategic Financial Solutions, LLC
49. Sybenetix Inc.
50. Titan Parent Company (45.552% owned, directly or indirectly, by Nasdaq, Inc.)
51. The Center for Board Evaluations, Inc.
52. The Nasdaq Options Market LLC
53. The Nasdaq Stock Market LLC
54. The Options Clearing Corporation (40% owned, directly or indirectly, by Nasdaq, Inc.)
55. U.S. Exchange Holdings, Inc.
56. Verafin AcquisitionCo LLC
57. Verafin USA Inc.

* The list of subsidiaries does not include not-for-profit entities or foreign branches of subsidiaries. Affiliates are defined as entities in which Nasdaq, Inc. directly or indirectly has 20% or greater ownership interest.

EXHIBIT C – Amendment of December 11, 2023

NON-U.S. SUBSIDIARIES and AFFILIATES:

1. AB Nasdaq Vilnius (96.35% owned, directly or indirectly, by Nasdaq, Inc.)
2. AS Pensionikeskus
3. Adenza Limited
4. Adenza Chile SpA
5. Adenza Technology de Mexico, S.de R.L. de C.V.
6. Adenza India Private Limited
7. Adenza Germany GmbH
8. Adenza Brasil Ltda
9. AdenzaSL Holdings B.V.
10. Adenza Ireland Ltd.
11. Adenza Columbia S.A.S.
12. Adenza Portugal S.A.
13. Adenza Technology (DIFC) Ltd.
14. Adenza Singapore Pte. Ltd.
15. Adenza Australia Pty Ltd.
16. Adenza Netherlands B.V.
17. Adenza Japan KK
18. Adenza Hong Kong
19. Adenza Korea LLC
20. Adenza Spain S.L.
21. ADENZA POLAND SOO SPOLIKA Z OGRANICZONA ODPOWIEDZIALNOSCIA
22. Adenza Canada, Inc.
23. Adenza Georgia LLC
24. Adenza France SARL
25. Adenza Israel Ltd.
26. AxiomSL Ltd. (Hong Kong)
27. AxiomSL Ltd. (Dubai)
28. AxiomSL Pty Ltd.
29. AxiomSL Software Spain S.L.
30. AxiomSL Lts.
31. Axioma SD, Ltd.
32. Calypso Group UK Ltd.
33. Calypso Holdco Ltd.
34. Calypso Software (Beijing) Co Ltd
35. Calypso Technology Pte. Ltd.
36. Calypso Tech (Proprietary) Ltd.
37. Calypso Technology International Ltd.
38. Calypso Technology Moscow, LLC
39. Calypso UK TopCo Ltd.
40. Calypso UK MidCo. Ltd.
41. CapriHoldco Ltd.
42. Capri Bidco Ltd.
43. Cinnober Financial Technology AB
44. Curzon Street Holdings Limited
45. Ensoleillement Inc.
46. eVestment Alliance (UK) Limited
47. eVestment Alliance Australia Pty Ltd
48. eVestment Alliance Hong Kong Limited
49. HXSquare (28.57% owned, directly or indirectly, by Nasdaq, Inc.)
50. Indxis Ltd
51. Kuberno Limited (25.93% owned, directly or indirectly, by Nasdaq, Inc.)
52. Metrio Software Inc.
53. Nasdaq (Asia Pacific) Pte. Ltd.
54. Nasdaq AB
55. Nasdaq Australia Holding Pty Ltd
56. Nasdaq Canada Inc.
57. Nasdaq Clearing AB
58. Nasdaq Copenhagen A/S
59. Nasdaq Corporate Solutions (India) Private Limited
60. Nasdaq Corporate Solutions International Limited
61. Nasdaq CSD SE
62. Nasdaq CXC Limited
63. Nasdaq Exchange and Clearing Services AB
64. Nasdaq France SAS
65. Nasdaq Germany GmbH
66. Nasdaq Helsinki Ltd
67. Nasdaq Holding AB
68. Nasdaq Holding Denmark A/S
69. Nasdaq Holding Luxembourg Sárl
70. Nasdaq Iceland hf.
71. Nasdaq International Ltd
72. Nasdaq Korea Ltd.
73. Nasdaq Ltd
74. Nasdaq Nordic Ltd
75. NASDAQ OMX Europe Ltd
76. Nasdaq Oslo ASA
77. Nasdaq Pty Ltd
78. Nasdaq Riga, AS (92.98% owned, directly or indirectly, by Nasdaq, Inc.)
79. Nasdaq Spot AB
80. Nasdaq Stockholm AB
81. Nasdaq Tallinn AS
82. Nasdaq Technology (Japan) Ltd
83. Nasdaq Technology AB
84. Nasdaq Technology Energy Systems AS
85. Nasdaq Technology Italy Srl
86. Nasdaq Teknoloji Servisi Limited Sirketi
87. Nasdaq Treasury AB
88. Nasdaq Vilnius Services UAB
89. Nasdaq Wizer Solutions AB
90. OMX Netherlands B.V.
91. OMX Netherlands Holding B.V.

* The list of subsidiaries does not include not-for-profit entities or foreign branches of subsidiaries. Affiliates are defined as entities in which Nasdaq, Inc. directly or indirectly has 20% or greater ownership interest.

EXHIBIT C – Amendment of December 11, 2023

92. OMX Treasury Euro AB (99.9% owned, directly or indirectly, by Nasdaq, Inc.)
93. OMX Treasury Euro Holding AB
94. Puro.earth
95. Quandl, Inc.
96. RF Nordic Express AB (50.1% owned, directly or indirectly, by Nasdaq, Inc.)
97. Shareholder.com B.V.
98. Simplitium Ltd
99. SMARTS Broker Compliance Pty Ltd
100. SMARTS Market Surveillance Pty Ltd
101. Sybenetix Limited
102. Sybenetix Ukraine
103. TopQ Software Limited
104. TOV AxiomSL
105. Verafin Solutions ULC
106. Whittaker & Garnier Limited

* The list of subsidiaries does not include not-for-profit entities or foreign branches of subsidiaries. Affiliates are defined as entities in which Nasdaq, Inc. directly or indirectly has 20% or greater ownership interest.